Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 15, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O'Neal

Re:	The Lazard Funds, Inc. (File Nos.: 33-40682; 811-06312)

To whom it may concern:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about April 23, 2020 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 137 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 135 ("Amendment No. 135") to the Registration Statement, filed on February 26, 2020, which was filed in connection with new additional strategy and risk disclosure to certain series of the Fund ("Portfolios") that implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular market sector or country.

The Amendment will respond to comments of the staff of the Commission (the "Staff") on Amendment No. 135 that were provided to the undersigned and Robert Chiu of this office by Deborah O'Neal of the Staff via telephone on April 6, 2020, as well as a supplemental comment (Comment No. 7) provided to the undersigned by Deborah O'Neal via telephone on April 14, 2020.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

1.	Staff Comment: For those Portfolios for which implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular market sector, please disclose in such Portfolio's principal investment strategy which market sector, to the extent it is known.

Response: None of these Portfolios includes investment of a significant portion of its assets in a particular market sector as part of its investment strategy or otherwise as an investment policy. Instead, investment of a significant portion of a Portfolio's assets in a particular market sector may arise merely as a result of implementation of the Portfolio's investment strategy (rather than as part of the strategy). Accordingly, Fund management does not consider the investment of significant assets in a particular market sector as part of any Portfolio's investment strategy. Fund

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

management believes that relevant disclosure is appropriately placed as it is currently, in the "Principal Investment Risks" section of the summary prospectuses and the summary section of the statutory prospectus, which identifies any market sector a Portfolio may reasonably be expected to have a significant portion of its assets invested, based on portfolio holdings as of the dates of recent financial statements and other relevant information such as trends in sector allocation over time and, where appropriate, expectations of the Portfolio's management team.

2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolios (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnotes to the fee tables.

 Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from a Portfolio for any fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

3.	Staff Comment: Please provide the Staff with completed performance bar charts and tables at least one week before filing the Amendment.

Response: The completed performance bar charts and tables, substantially as anticipated to be filed in the Amendment, were emailed to the Staff on April 14, 2020.

4.	Staff Comment: For those Portfolios for which implementation of such Portfolio's investment strategy may, during certain periods, result in the investment of a significant portion of the Portfolio's assets in a particular country, please disclose in such Portfolio's principal investment strategy which country or countries, to the extent it is known.

Response: None of these Portfolios includes investment of a significant portion of its assets in a particular country as part of its investment strategy or otherwise as an investment policy. Instead, investment of a significant portion of a Portfolio's assets in a particular country may arise merely as a result of implementation of the Portfolio's investment strategy (rather than as part of the strategy). Accordingly, Fund management does not consider the investment of significant assets in a particular country as part of any Portfolio's investment strategy. Fund management believes that relevant disclosure is appropriately placed as it is currently, in the "Principal Investment Risks" section of the summary prospectuses and the summary section of the statutory prospectus, which identifies any country a Portfolio may reasonably be expected to have a significant portion of its assets invested, based on portfolio holdings as of the dates of recent financial statements and other relevant information such as trends in sector allocation over time and, where appropriate, expectations of the Portfolio's management team.

5.	Staff Comment: Please supplementally confirm that, if a Portfolio has changed its primary benchmark, the Portfolio has disclosed the previous benchmark and new benchmark together for at least one year.

Response: Any Portfolio that is changing its primary benchmark in the Amendment has disclosed the performance of both the previous and new benchmark indices for at least one year prior to discontinuing disclosure of the performance of the previous benchmark index in the Amendment.

6.              Staff Comment: Please supplementally confirm that the Fund has the records necessary to support the calculation of performance for the Other Accounts, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: Fund management has confirmed that the Portfolios' Investment Manager and investment adviser to the Other Accounts, Lazard Asset Management LLC, maintains the records necessary to support the calculation of performance for the Other Accounts, as required by Rule 204-2(a)(16).

7.              Staff Comment: Please revise the disclosure of highest and lowest quarter return so that, per Item 4(b)(2)(ii) of Form N-1A, the highest and lowest quarter return disclosed for each Portfolio occurred within the full calendar year(s) of operation covered by the Portfolio's bar chart.

Response: The Amendment will reflect revisions to the disclosure of certain Portfolios' highest and lowest quarter return. The highest and lowest quarter returns for each Portfolio disclosed will be within the calendar years depicted in the Portfolio's corresponding performance bar chart, as required by Item 4(b)(2)(ii) of Form N-1A.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc: Lisa Goldstein